FREDERICK W. DREHER DIRECT DIAL: 215.979.1234 PERSONAL FAX: 215.979.1213 E-MAIL: fwdreher@duanemorris.com
July 22, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jeffrey Riedler, Assistant Director

Re:	Donegal Group Inc. Registration Statement on Form S-4 Filed June 25, 2010 File No. 333-167774
Dear Mr. Riedler:
     The purpose of this letter is to provide the response of Donegal Group Inc., or DGI, to the comment contained in the Commission’s July 2, 2010 letter with respect to the above-captioned registration statement. For convenience of reference, we have included the Commission’s comment followed by DGI’s response to the comment.
     DGI’s response to the comment is as follows:
1.	It appears that Donegal Mutual Insurance Company may be an affiliate of Union National Financial Corporation. It also appears that this transaction may be a Rule 13e-3 transaction which requires the filing of a Schedule 13E-3. If you believe that this is not a Rule 13e-3 transaction and a Schedule 13E-3 is not required to be filed, please provide us with a detailed analysis that supports your conclusion. Alternatively, please promptly file a Schedule 13E-3 for this transaction.

Duane Morris llp
30 South 17th Street PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Securities and Exchange Commission

July 22, 2010
     We do not believe that the proposed mergers, by which Donegal Financial Services Corporation, or DFSC, will acquire Union National Financial Corporation, or UNNF, and its banking subsidiary, Union National Community Bank, or UNCB, constitute a Rule 13e-3 transaction for the following reasons:
•	Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” We do not believe that either DMIC or DGI controls, is controlled by or is under common control with UNNF.

•	The SEC defines “control” as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. See, e.g., Rule 405 under the Securities Act of 1933, as amended.

•	SEC interpretations of the determination of “affiliate” and “control” status make it clear that it is a subjective “facts and circumstances” test that depends upon the totality of the circumstances in any given situation. Stock ownership is but one indication of control, but is by no means singularly dispositive of a determination of control. See, U.S. v. Corr, 543 F.2d 1042 (2d Cir. 1976). We note that in certain other SEC regulations, such a person is not deemed to have “control” if the person does not beneficially own more than 10% of the outstanding shares of the issuer. DMIC beneficially owns less than 10% of the outstanding voting shares of UNNF.

•	DMIC has actively conducted an insurance business since 1889, and has had an historical involvement in commercial banking in Lancaster County, Pennsylvania for many years, most recently since its formation of Province Bank in 2000. DGI is an owner and an operator of businesses, including Province Bank, and cannot reasonably be considered a financial sponsor. DGI has acquired nine insurance companies since 1986 and continues to operate every business it has acquired. Subsequent to the closing of each acquisition, DGI’s executive management has assumed actual control of the acquiree’s management and board of directors and DGI’s senior executive officers directly oversee the operations of the respective acquirees on an active basis.

•	DMIC began to acquire shares of UNNF common stock in 2007 as part of its long-term investment strategy. DMIC filed a Schedule 13G in February 2007 and an amendment to its Schedule 13G in February 2008. DMIC represented in its Schedule 13G filings that the UNNF shares DMIC had acquired were held in

Securities and Exchange Commission

July 22, 2010
the ordinary course of its investment operations and that DMIC had not acquired the UNNF shares for the purpose of or with the effect of changing or influencing the control of UNNF.

•	DMIC has had, and continues to have, no historic control relationship with UNNF. DMIC has never exercised, and has not had the ability to exercise, its 9.08% voting power in UNNF to direct the management and policies of UNNF. No DGI agent or representative has served or presently serves as a management official or director of UNNF or any of its subsidiaries.

•	UNNF’s decision to pursue merger negotiations with DMIC and DGI was the result of developments that occurred in the latter part of 2009 and early 2010, which were unrelated to DMIC’s ownership interest. In August 2009, UNCB entered into a formal written agreement with the Office of the Comptroller of the Currency, or OCC, that required that UNCB undertake a number of actions, including updating its three-year capital plan. This formal written agreement replaced and superseded a memorandum of understanding that UNCB had entered into with the OCC in 2007. In January 2010, UNNF entered into a memorandum of understanding with the Federal Reserve Board.

•	In September 2009, the OCC imposed individual minimum capital requirements, or IMCRs, on UNCB. These IMCRs exceeded the requirements for a bank to be considered “well capitalized” under applicable regulatory guidelines. In an effort to meet these IMCRs, UNNF minimized asset expansion, which further hampered its net interest income growth potential and profitability improvement prospects in the continuing low interest rate environment. UNNF also sought to raise privately approximately $10 million of new capital through a preferred stock offering in the fall of 2009. UNNF was able to raise only $1.3 million in this private offering.

Securities and Exchange Commission

July 22, 2010
•	In early April 2010, DMIC filed a Schedule 13D, following the completion of its due diligence examination of UNNF and UNCB and its subsequent delivery to UNNF of a proposal outlining the principal terms on which an affiliate of DMIC would have an interest in entering into a business combination with UNNF and a proposed draft of an agreement and plan of merger. Throughout later March 2010 and the first three weeks of April 2010, the parties conducted arms’ length negotiations that resulted in the execution of the agreement and plan of merger on April 19, 2010. We do not believe that DGI and UNNF, by entering into the merger agreement, altered DMIC’s non-control status to any degree greater than a typical merger transaction negotiated in a similar arms-length manner. We reference the district court’s opinion in Radol v. Thomas, 534 F. Supp. 1302 (S. D. Ohio 1982) where customary merger agreement negative covenants, as is the present situation, did not result in a determination that the acquirer had become an affiliate of the acquiree pursuant to Rule 13e-3.

•	DMIC will transfer 600,000 outstanding shares of DGI Class A common stock DMIC has owned for years for use as a portion of the merger consideration. This number of shares represents .8% of the voting power of DGI’s outstanding voting equity securities and will have little effect on DMIC’s ownership of 66.2% of the voting power in DGI.

•	Although DFSC and Province expect to enter into employment agreements with the senior executive officers of UNNF, the proposed employment agreements provide for a continuation of existing salaries and, in the case of the

Securities and Exchange Commission

July 22, 2010
chief executive officer of UNNF, a reduction in certain existing benefits. It should be further noted that these employment agreements carry with them no other indicia of control. Neither DMIC nor DGI has any pre-agreement, contractual, business or social relationship with any officers and directors of UNNF. The employment agreements DFSC and Province Bank have offered to UNNF’s senior executive officers, which none of such officers as yet has agreed to accept, do not materially increase the benefits afforded such senior officers.

•	As is customary for bank mergers in the Mid-Atlantic region, DGI is retaining the existing management of UNCB because the banking operations of UNCB are significantly larger than the banking activities DGI conducts through Province Bank and to assist the merged bank in retaining UNNF customer relationships. However, the Chief Executive Officer of DGI will serve as the Chairman of the Board of directors of the merged bank.
     In summary, from UNNF’s perspective, the merger will result in the following effects:
•	the equity ownership of UNNF officers and directors in DGI will substantially decrease from their current ownership in UNNF;

•	UNNF’s existing directors will have a less than majority board representation in DFSC and will have no representation on DGI’s or DMIC’s board of directors; and

•	none of UNNF’s senior officers will hold executive officer positions or directorships with DGI or DMIC.
     Finally, the provisions of UNNF’s charter and the limitations imposed under federal and state law limit the ability of DMIC or any other third person to assert control over UNNF:
•	UNNF’s articles of incorporation require an 80% super-majority vote for UNNF shareholders to approve fundamental transactions, including any merger.

•	DMIC is restricted by federal and state banking laws from acquiring or exercising control over UNNF. These limitations are found in the Bank Holding Company Act of 1956 and the Pennsylvania Banking Code of 1965.

•	UNNF has in place a rights agreement, or poison pill, with its shareholders that would be triggered upon a person acquiring 15% or more of UNNF’s common stock absent UNNF approval.

Securities and Exchange Commission

July 22, 2010
•	Under Pennsylvania law, absent UNNF approval, certain anti-takeover provisions would be triggered by the acquisition of a person of 20% or more of the outstanding shares of UNNF.
     The determination of “affiliate” status is a “facts and circumstances” test. We do not believe that any of the facts and circumstances outlined above justify a conclusion that an affiliate relationship ever existed between UNNF and DMIC such that the proposed business combination constitutes a Rule 13e-3 transaction.
     If you have any questions about DGI’s response, please contact the undersigned at 215-979-1234. We appreciate your consideration of DGI’s response.
Sincerely,
Frederick W. Dreher
FWD:am
cc: Donald H. Nikolaus
      Mark D. Gainer